SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $736,000(1)       Amount of Filing Fee: $147.20 (2)
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 (1) Calculated as the product of the number of Original Units on which the
Offer is made and the gross cash price per Original Unit.

 (2) The fee has already been paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 80 units ("Units") of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented as follows:

     The Offer is extended to and will expire at 5:00 p.m., Los Angeles time, on Tuesday, July 8, 2003, unless the offer is extended further.

ITEM 11. ADDITIONAL INFORMATION.

     (b) Reference is hereby made to the entire text of the Letter to Unit Holders dated June 3, 2003 and the related Agreement of Transfer and Letter of Transmittal, which are filed as Exhibits 12.4 and 12.5 hereto and incorporated herein by reference.

     In addition, the response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration

     The fourth paragraph is amended and restated in its entirety as follows:

     `Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If on the Expiration Date more than 80 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will not accept for payment any Units from Unit Holders that checked the All or None Box. If more than 80 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.'

     7. Conditions of the Offer

     Clause (d) is hereby deleted in its entirety.

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Trading History of the Units

     The second paragraph of the section is hereby amended to add the following clause to the end of the first sentence of the paragraph:

     ', based on a review of all of the bi-monthly volumes dated in 2002 and the January-February 2003 volume (the most recent available), which collectively reported on trades during the period from December 1, 2001 to January 31, 2003. Since the initial date of the Offer, the March-April 2003 volume reported no trading activity for the Partnership's Units during the period from February 1, 2003 to March 31, 2003.'

ITEM 12.   EXHIBITS.

     The response to Item 12 is hereby amended and supplemented as follows:

     12.4 Letter to Unit Holders dated June 19, 2003

     12.5 Agreement of Transfer and Letter of Transmittal (green form, revised)

     12.6 Press Release dated June 19, 2003.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2003

                                MILLENIUM MANAGEMENT, LLC
                                By: EVEREST PROPERTIES II, LLC,
                                    Manager

                                    By:  /S/ DAVID I. LESSER
                                         ------------------------
                                         David I. Lesser
                                         Executive Vice President


                                EVEREST PROPERTIES II, LLC


                                By: /S/ DAVID I. LESSER
                                    ------------------------
                                    David I. Lesser
                                    Executive Vice President